CHINAEDU REPORTS FOURTH QUARTER 2010 RESULTS

Fourth Quarter Net Revenue Grows 5.7%, Year-Over-Year, In Line with Guidance;
Net Revenue for the Fiscal Year 2010 Grows 9.6% to $58.9 Million

BEIJING, CHINA – March 15, 2011 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online education services provider in China, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2010.1

Fourth Quarter 2010 Highlights

•	Fourth quarter 2010 total net revenue grew 5.7% year-over-year to $15.3 million, in line with Company guidance.
•	Fourth quarter 2010 net revenue from online degree programs increased 5.6% year-over-year to $12.2 million.
•	Fourth quarter net income attributable to ChinaEdu decreased 24.7% year-over-year to $1.0 million.
•	Adjusted net income attributable to ChinaEdu2 decreased 14.4% year-over-year to $1.5 million.
•	Net income attributable to ChinaEdu per diluted ADS3 in the fourth quarter of 2010 was $0.060.
•	Adjusted net income attributable to ChinaEdu per diluted ADS4 was $0.088 in the fourth quarter of 2010.
•	The number of revenue students5 in online degree programs during the 2010 fall semester increased approximately 10.0% year-over-year to approximately 154,000.

Fiscal Year 2010 Highlights

•	Total net revenue for the year 2010 increased 9.6% over the year 2009 to $58.9 million.
•	Net revenue from online degree programs for the year 2010 increased 8.7% over the year 2009 to $47.0 million.
•	Net income attributable to ChinaEdu for the year 2010 increased 13.0% over the year 2009 to $6.0 million.
•	Adjusted net income attributable to ChinaEdu increased 5.5% over the year 2009 to $7.5 million.
•	Net income attributable to ChinaEdu per diluted ADS was $0.344 for the year 2010.
•	Adjusted net income attributable to ChinaEdu per diluted ADS was $0.435 for the year 2010.
•	The number of revenue students in online degree programs for the year 2010 increased approximately 8.4% over the year 2009 to approximately 311,000 students.

1   The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three and twelve months ended on December 31, 2009 and December 31, 2010 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.6000 to $1.00, the noon buying rate in effect on December 31, 2010 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2   “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of noncontrolling interest portion, and amortization of intangible assets and land use rights.

3   “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4   “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5   “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended December 31, 2009 and 2010 are revenue students in fall 2009 and fall 2010, respectively. The numbers for the twelve months ended December 31, 2009 and 2010 are total revenue students in spring 2009 and fall 2009, and total revenue students in spring 2010 and fall 2010, respectively.

“The fourth quarter of 2010 marked our third anniversary as a publicly listed company,” said Julia Huang, ChinaEdu’s chief executive officer.“Over the years we have expanded our business and delivered on our plans for growth. We have built a strong brand and streamlined our operations in our core business segment of online degree programs. In 2010, we challenged ourselves to seek out new opportunities and, in the second half of the year, began investing in a number of new initiatives that will allow us to capitalize on our expertise and track record in China’s education market. Initiatives for development and expansion include: international elite programs, personalized tutoring programs, learning centers network expansion and interactive content and platforms for mobile and web applications. While investment in these new initiatives may cause some short-term pressure on our margins in the future, we are confident that when these businesses begin to contribute significant revenues, we will see our margins return to previous levels.”

Financial Results for the Fourth Quarter Ended December 31, 2010

Net Revenue
Total net revenue for the fourth quarter of 2010 was $15.3 million, representing a 5.7% increase from $14.5 million for the corresponding period in 2009. Net revenue from online degree programs for the fourth quarter of 2010 was $12.2 million, a 5.6% increase from $11.6 million for the corresponding period in 2009. The increase was primarily due to the increase in revenue students enrolled in online degree programs. In the fourth quarter of 2009, ChinaEdu recognized a non-recurring revenue contribution of $0.8 million, the result of additional tuition fees collected by one of the Company’s university partners. Excluding non-recurring revenue contributions, net revenue from online degree programs increased 13.1% in the fourth quarter of 2010 over the corresponding period in 2009.

ChinaEdu’s learning centers network continued to expand both geographically and in terms of university coverage in the fourth quarter of 2010. By the end of the fourth quarter of 2010, the Company had 97 operational learning centers of which 54 were proprietary centers6  and 43 were contracted centers7. This compares to 60 operational learning centers as of the end of the fourth quarter of 2009, of which 22 were proprietary and 38 were contracted. Our learning centers network served a total of 21 university online degree programs, as of the end of the fourth quarter of 2010.

Net revenue from our non-online degree programs (101 online tutoring programs, private primary and secondary schools and international curriculum programs) in the fourth quarter of 2010 was $3.1 million, representing a 6.2% increase from $2.9 million in the corresponding period in 2009. The increase in net revenue from our non-online degree programs was mainly attributable to a 16.9% increase in net revenue contributed by the Anqing private school, as the result of an increase in student enrollment, as well as a 9.0% increase in net revenue contributed by 101 online tutoring programs. However, the increases were partially offset by a decrease in net revenue from the international curriculum program, in line with management expectations.

6   Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7   Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

Cost of Revenue
Total cost of revenue for the fourth quarter of 2010 was $6.7 million, representing an increase of 18.1%, compared to $5.7 million in the corresponding period of 2009. Cost of revenue for online degree programs for the fourth quarter of 2010 was $4.6 million, representing an increase of 14.6% as compared to $4.0 million in the fourth quarter of 2009. The increase in cost of revenue for online degree programs was primarily the result of investments made to expand the Company’s learning centers network in the fourth quarter of 2010.

Cost of revenue for non-online degree programs in the fourth quarter of 2010 was $2.1 million, representing an increase of 26.4% from $1.7 million in the same period in 2009. This increase was primarily the result of an increase in costs associated with additional headcount for personalized tutoring services in our 101 online tutoring programs. The increase in cost of revenue is also partially attributable to expense increases at the Anqing private school, including an increase in depreciation expenses.

Gross Profit and Gross Margin
Gross profit for the fourth quarter of 2010 was $8.6 million, representing a slight decrease from $8.8 million in the corresponding period of 2009. Total gross margin in the fourth quarter of 2010 decreased to 56.0%, as compared to 60.6% for the corresponding period in 2009. Gross margin for the online degree programs decreased to 62.3% for the fourth quarter of 2010, as compared to 65.2% in the corresponding period of 2009. Rapid expansion of the Company’s learning centers network has resulted in a decrease in gross margin for online degree programs. In the future, gross margin for online degree programs will continue to decrease somewhat as the percentage of total net revenue contributed by the Company’s learning centers network increases. This is because the learning centers network sales and service scope results in a higher cost of sales. Excluding the impact of the non-recurring revenue contribution of $0.8 million in the fourth quarter of 2009, total gross margin for the fourth quarter of 2009 was 58.4% and the gross margin for the online degree programs was 62.8% in the fourth quarter of 2009.

Gross margin for the 101 online tutoring programs decreased to 67.1% for the fourth quarter of 2010, as compared to 77.8% in the fourth quarter of 2009, largely due to increased staff costs for personalized tutoring services and interactive content development. Gross margin for private primary and secondary schools decreased to 18.1%, as compared to 25.7% in the corresponding period in 2009. The decrease was primarily attributable to increased depreciation that occurred in the fourth quarter and increased teaching staff costs. Management believes the impact of the depreciation charges taken in the fourth quarter of 2010 is short term in nature and that annualized gross margins are healthy and positioned to grow as a result of improved utilization of capacity at the Anqing private school.

Operating Expenses
Total operating expenses were $7.2 million in the fourth quarter of 2010, representing a 25.2% increase from $5.8 million for the corresponding period in 2009. This increase was a result of the following factors:

•
General and administrative expenses for the fourth quarter of 2010 were $4.0 million, which represented a 13.8% increase from $3.5 million for the corresponding period in 2009, primarily due to an increase in depreciation expenses associated with the completion of administration-related construction at the Anqing private school.

•
Selling and marketing expenses were $1.8 million in the fourth quarter of 2010, which represented an 82.1% increase from $1.0 million for the corresponding period in 2009. While selling and marketing expenses were low both in absolute amount and as a percentage of total net revenue in the fourth quarter of 2009, the increase in selling and marketing expenses in the fourth quarter of 2010 was primarily attributable to the expansion of selling and marketing staff and advertising for the 101 online tutoring programs as well as an increase in marketing activities, such as conference attendance and brand promotion activities.

•
Research and development expenses for the fourth quarter of 2010 were $1.4 million, representing an 11.9% increase from $1.3 million in the corresponding period in 2009, primarily due to an increase in staff and development expenses associated with new courseware. Additionally, there were increases in research and development expenses as a result of the Company’s investments in new business initiatives.

•
Share-based compensation for the fourth quarter of 2010, which was allocated to the related cost and operating expense line items, increased 29.1% to $0.3 million, compared to $0.2 million in the corresponding period in 2009.

Income from Operations
As a result of the factors discussed above, income from operations for the fourth quarter of 2010 was $1.4 million, a decrease of 54.9% as compared to $3.0 million in the corresponding period of 2009. Operating margin decreased to 8.9% for the fourth quarter of 2010, as compared to 20.8% in the corresponding period of 2009.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, and amortization of intangible assets and land use rights, was $1.9 million for the fourth quarter of 2010, representing a decrease of 45.7% as compared to $3.5 million in the corresponding period of 2009.

Adjusted operating margin, which is a non-GAAP measure defined as the ratio of adjusted operating income from operations (non-GAAP) over net revenue, for the fourth quarter of 2010 decreased to 12.3%, as compared to 23.9% for the corresponding period of 2009.

Interest Income and Investment Income
Interest income and investment income for the fourth quarter of 2010 increased 70.5% to $0.3 million, as compared to $0.2 million for the corresponding quarter of 2009.

Income Tax Expense
Income tax credit in the fourth quarter of 2010 was $0.9 million, compared to an income tax expense of $0.8 million in the corresponding period of 2009. This was primarily due to an unrecognized tax benefit that was reversed in line with the expiration of the open tax years. It was also due to one of the Company’s subsidiaries being granted “new and high technology enterprises” status at the end of the fourth quarter of 2010, thus qualifying for a preferential statutory tax rate of 15% commencing in the fourth quarter of 2010. As a result, deferred tax liabilities overbooked in the past three quarters were reversed in the fourth quarter of 2010.

Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $1.5 million in the fourth quarter of 2010, compared to $1.1 million in the corresponding period in 2009, primarily attributable to a non-controlling interest impact related to increased net income from the Company’s online degree programs in the fourth quarter of 2010, as compared to the fourth quarter of 2009.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interest, was $1.0 million in the fourth quarter of 2010, representing a decrease of 24.7% from $1.4 million in the corresponding period of 2009.

Net income attributable to ChinaEdu per basic and diluted ADS were $0.065 and $0.060, respectively, for the fourth quarter of 2010, as compared to $0.085 and $0.077, respectively, for the corresponding period in 2009.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $1.5 million for the fourth quarter of 2010 compared to $1.8 million in the corresponding period of 2009. Adjusted net margin, which is a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 10.0% in the fourth quarter of 2010, as compared to 12.3% in the corresponding period of 2009.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) were $0.096 and $0.088, respectively, for the fourth quarter of 2010, as compared to $0.111 and $0.102, respectively, in the corresponding period of 2009.

Deferred Revenue
At the end of the fourth quarter of 2010 current deferred revenue was $16.0 million and non-current deferred revenue was $1.5 million or $17.5 million in aggregate. In general, fall semester tuition is received during the fourth quarter but is recognized both in the fourth quarter of the current year and in the first quarter of the following year.

Cash and Cash Equivalents and Term Deposits
As of December 31, 2010, the Company reported cash and cash equivalents and term deposits of $47.1 million, which primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties
Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $37.4 million as of December 31, 2010.

Fiscal Year 2010 Financial Results

Net Revenue
Total net revenue for the year ended December 31, 2010 was $58.9 million, representing a 9.6% increase from $53.7 million for the year 2009. Net revenue from online degree programs for the year 2010 was $47.0 million, representing an 8.7% increase from $43.2 million for the year 2009. This increase was primarily attributable to enrollment growth in online degree programs in the year 2010. In aggregate, the number of revenue students enrolled in online degree programs was approximately 311,000 during the year 2010, representing an 8.4% increase from approximately 287,000 revenue students enrolled in online degree programs in year 2009.

Net revenue from non-online degree programs for the year 2010 was $11.9 million, representing a 13.4% increase compared to $10.5 million for the year 2009. The increase was primarily attributable to an increase in student enrollment at the Anqing private school and an increase in net revenue from the 101 online tutoring programs in the year 2010, partially offset by a decrease in net revenue from international curriculum programs.

Cost of Revenue
Total cost of revenue for the year 2010 was $22.4 million, representing an increase of 6.8% compared to $21.0 million for the year 2009. Cost of revenue from our online degree programs for the year 2010 was $15.4 million, representing a 6.8% increase from $14.5 million in the year 2009. The increase was primarily due to cost increases related to the expansion of the Company’s learning centers network and an increase in employee-related costs throughout year 2010 as the Company hired additional staff in connection with efforts to enhance the current programs and develop future business initiatives.

Cost of revenue for non-online degree programs for the year 2010 was $6.9 million, representing a 6.7% increase from $6.5 million for the year 2009. The increase was primarily attributable to an increase in cost of revenue at Anqing private school and 101 online tutoring programs, partially offset by a decrease in cost of revenue for the international curriculum programs.

Gross Profit
Gross profit for the year 2010 was $36.5 million as compared with $32.8 million for the year 2009, representing an increase of 11.5%.

Gross margin for the year 2010 was 62.0%, as compared with gross margin of 61.0% for the year 2009. Gross margin for online degree programs was 67.1% in the year 2010 as compared with gross margin for online degree programs of 66.5% in the year 2009.

Gross margin for non-online degree programs was 41.9% for the year 2010 compared with gross margin for non-online degree programs of 38.2% for the year 2009.

Operating Expenses
Total operating expenses for the year 2010 were $24.1 million, representing a 16.2% increase from $20.7 million for the year 2009. This increase was primarily attributable to the following factors:

•
General and administrative expenses for the year 2010 were $12.7 million, representing a 1.5% increase from $12.6 million in year 2009. The slight increase reflects continued tight cost control throughout 2010. As a result, general and administrative expenses as a percentage of total net revenue decreased from 23.4% in the year 2009 to 21.6% in the year 2010.

•
Selling and marketing expenses for the year 2010 were $5.7 million, representing a 58.9% increase from $3.6 million for the year 2009. The increase was primarily attributable to an increase in advertising expenses for 101 online tutoring programs, the learning centers network, and selected subsidiaries as well as increased sales and marketing headcount at certain subsidiaries.

•
Research and development expenses for the year 2010 were $5.7 million, representing a 22.9% increase from $4.6 million for the year 2009. This increase was primarily attributable to increased staff and increased depreciation expenses associated with new research and development projects for online degree programs and new business initiatives for non-online degree programs.

•
Share-based compensation for the year 2010, which was allocated to the related cost of revenue and operating expense line items, was $1.0 million, representing a decrease of $0.1 million from $1.1 million for the year 2009. This decrease was primarily attributable to a true-up adjustment of forfeited stock options.

Income from Operations
Income from operations was affected by the Company’s decision to invest in new business initiatives. Management expects income from operations to return to a healthy growth trajectory in the future. Income from operations was $12.4 million for the year 2010, compared to $12.0 million for the year 2009. Operating margin was 21.1% for the year 2010, as compared to 22.4% for the year 2009.

Adjusted income from operations (non-GAAP) was $14.1 million for the year 2010, representing a slight increase from $14.0 million for the year 2009. Correspondingly, adjusted operating margin (non-GAAP) was 24.0% for the year 2010, as compared to 26.1% for the year 2009.

Interest Income and Investment Income
Interest income and investment income increased 38.2% to $1.0 million in the year 2010, compared to $0.8 million in the year 2009.

Income Tax Expense
Income tax expense for the year 2010 was $2.0 million, as compared with $2.9 million for the year 2009. The decrease was primarily related to the reversal of unrecognized tax benefits.

Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $5.6 million in the year 2010, representing a 14.9% increase, as compared to $4.9 million in the year 2009, primarily attributable to a non-controlling interest impact related to the increase in net income from online degree programs in the year 2010.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu was $6.0 million for the year 2010, compared with $5.3 million for the year 2009.

Net income attributable to ChinaEdu per basic and diluted ADS, were $0.372 and $0.344, respectively for the year 2010, as compared to $0.324 and $0.301, respectively, for the year 2009.

Adjusted net income attributable to ChinaEdu (non-GAAP) increased 5.5% to $7.5 million for the year 2010 as compared to $7.1 million for the year 2009. Adjusted net margin was 12.8% for the year 2010 compared to 13.3%, for the year 2009.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP), were $0.471 and $0.435, respectively, for the year 2010, increases of 7.5% and 6.6% from $0.438 and $0.408, respectively, for the year 2009.

First Quarter 2011 Total Net Revenue Guidance
ChinaEdu expects total net revenue in the first quarter of 2011 to range from RMB91 million to RMB96 million or $13.8 million to $14.5 million. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
The Company will host an earnings conference call and live webcast at 9:00pm US Eastern Standard Time on Tuesday, March 15, 2011 (9:00 a.m. Beijing/Hong Kong on Wednesday, March 16, 2011).

The conference call may be accessed by calling (US) 1-866-713-8563/ (International) 1-617-597-5311/ (HK) 852- 3002-1672/ (China)10-800-130-0399; Passcode: 69980337.
A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu’s website at http://ir.chinaedu.net.

A telephone replay will be available beginning two hours after the conclusion of the conference call through 11:59 p.m. EDT, March 23, 2011 at (US) 1-888-286-8010/ (International) 1-617-801-6888; Passcode: 96881550.

A live and archived webcast may be accessed via ChinaEdu’s investor relations website at http://ir.chinaedu.net.

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length. The Company also performs recruiting services for 21 universities through its nationwide learning centers network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:

Helen Zou, Investor Relations Manager ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1150 E-mail: ir@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	203,143	190,493	28,863
Term deposits	122,304	120,500	18,258
Restricted cash	365	-	-
Short-term investments	17,706	32,469	4,920
Accounts receivable, net	28,334	35,091	5,317
Inventory	1,852	358	54
Prepaid expenses and other current assets	25,315	30,966	4,690
Amounts due from related parties	176,802	246,925	37,413
Deferred tax assets	3,309	5,003	758
Total current assets	579,130	661,805	100,273
Long-term investments	4,210	-	-
Deferred tax assets	1,541	3,470	526
Rental deposits	868	936	141
Land use rights	27,874	27,265	4,131
Property and equipment, net	203,995	227,507	34,471
Deposits paid for acquisition of property and equipment	13,898	19,792	2,999
Acquired intangible assets, net	66,621	65,849	9,977
Goodwill	38,155	43,255	6,554
Total assets	936,292	1,049,879	159,072

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to ChinaEdu Group of 5,351 and 10,277 as of December 31, 2009 and December 31, 2010)	6,467	11,410	1,729
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to ChinaEdu Group of 17,786 and 18,762 as of December 31, 2009 and December 31, 2010)	97,853	105,891	16,044
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to ChinaEdu Group of 11,066 and 12,486 as of December 31, 2009 and December 31, 2010)	68,917	83,486	12,649
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to ChinaEdu Group of 2,065 and 2,201 as of December 31, 2009 and December 31, 2010)	25,668	31,177	4,724
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to ChinaEdu Group of 7,770 and 8,432 as of December 31, 2009 and December 31, 2010)	33,389	44,612	6,759
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to ChinaEdu Group of 2,285 and 2,482 as of December 31, 2009 and December 31, 2010)	15,900	20,508	3,107
Total current liabilities	248,194	297,084	45,012
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to ChinaEdu Group of 113 and 71 as of December 31, 2009 and December 31, 2010)	8,075	9,804	1,486
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to ChinaEdu Group of 1,381 and 1,057 as of December 31, 2009 and December 31, 2010)	10,143	9,836	1,490
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIEs without recourse to ChinaEdu Group of 1,145 and 1,251 as of December 31, 2009 and December 31, 2010)	7,727	3,691	559
Total liabilities	274,139	320,415	48,547

ChinaEdu shareholders’ equity	559,973	596,930	90,444
Noncontrolling interests	102,180	132,534	20,081
Total equity	662,153	729,464	110,525
Total liabilities and equity	936,292	1,049,879	159,072

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended			Twelve Months Ended
(in thousands,except for percentage, share, and per share information)	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	95,871	102,023	15,458	368,447	402,335	60,960

Business Tax and Surcharge	354	1,046	158	13,741	13,493	2,044

Net Revenue:
Online degree programs	76,457	80,742	12,234	285,178	310,005	46,970
Online tutoring programs	5,510	6,004	910	19,584	23,669	3,586
Private primary and secondary schools	9,816	11,472	1,738	30,627	41,054	6,221
International curriculum programs	3,734	2,759	418	19,317	14,114	2,139
Total net revenue	95,517	100,977	15,300	354,706	388,842	58,916

Cost of revenue:
Online degree programs	26,575	30,455	4,614	95,428	101,906	15,440
Online tutoring programs	1,222	1,977	300	5,713	6,101	924
Private primary and secondary schools	7,298	9,401	1,424	26,109	30,279	4,588
International curriculum programs	2,531	2,591	393	11,112	9,416	1,427
Total cost of revenue	37,626	44,424	6,731	138,362	147,702	22,379

Gross profit:
Online degree programs	49,882	50,287	7,620	189,750	208,099	31,530
Online tutoring programs	4,288	4,027	610	13,871	17,568	2,662
Private primary and secondary schools	2,518	2,071	314	4,518	10,775	1,633
International curriculum programs	1,203	168	25	8,205	4,698	712
Total gross profit	57,891	56,553	8,569	216,344	241,140	36,537

Online degree programs	65.2%	62.3%	62.3%	66.5%	67.1%	67.1%
Online tutoring programs	77.8%	67.1%	67.1%	70.8%	74.2%	74.2%
Private primary and secondary schools	25.7%	18.1%	18.1%	14.8%	26.2%	26.2%
International curriculum programs	32.2%	6.1%	6.1%	42.5%	33.3%	33.3%
Gross margin	60.6%	56.0%	56.0%	61.0%	62.0%	62.0%

Operating expenses:
General and administrative	23,014	26,185	3,967	82,858	84,110	12,744
Selling and marketing	6,578	11,980	1,815	23,688	37,632	5,702
Research and development	8,410	9,410	1,426	30,385	37,358	5,660
Total operating expenses	38,002	47,575	7,208	136,931	159,100	24,106
Income from operations	19,889	8,978	1,361	79,413	82,040	12,431
Operating margin	20.8%	8.9%	8.9%	22.4%	21.1%	21.1%

Other income	761	141	21	1,748	572	87
Interest income	1,085	1,590	241	4,980	5,552	841
Interest expense	(1)	(5)	(1)	(2)	(5)	(1)
Investment income	-	260	39	-	1,331	202
Income before income tax	21,734	10,964	1,661	86,139	89,490	13,560

Income tax (expense)/credit	(5,487)	6,002	909	(19,287)	(13,333)	(2,020)
Net income	16,247	16,966	2,570	66,852	76,157	11,540
Net income attributable to the noncontrolling interests	(7,191)	(10,151)	(1,538)	(32,073)	(36,840)	(5,582)
Net income attributable to ChinaEdu	9,056	6,815	1,032	34,779	39,317	5,958
Net margin	9.5%	6.7%	6.7%	9.8%	10.1%	10.1%

Net income attributable to ChinaEdu per ADS:
Basic	0.56	0.43	0.065	2.14	2.46	0.372
Diluted	0.51	0.39	0.060	1.99	2.27	0.344

Weighted average aggregate number of ADSs outstanding:
Basic	16,148,719	15,976,963	15,976,963	16,281,535	16,001,441	16,001,441
Diluted	17,589,699	17,267,688	17,267,688	17,506,561	17,336,743	17,336,743

* Gross revenue are detailed as follows
Online degree programs	76,441	81,462	12,343	297,192	322,433	48,853
Online tutoring programs	5,658	6,163	934	20,130	23,873	3,617
Private primary and secondary schools	9,821	11,479	1,739	30,684	41,095	6,227
International curriculum programs	3,951	2,919	442	20,441	14,934	2,263

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended			Twelve Months Ended
(in thousands, unaudited)	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	16,247	16,966	2,570	66,852	76,157	11,540
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,611	2,079	315	7,416	6,283	952
Depreciation and amortization of property and equipment	4,560	6,504	985	16,603	20,971	3,177
Amortization of land use rights	152	152	23	619	609	92
Amortization of acquired intangible assets	1,129	1,166	177	5,237	4,427	671
Provision for amounts due from related parties and account receivables	(61)	(540)	(82)	364	(540)	(82)
Loss from disposal of property and equipment	310	82	12	513	82	12
Deferred income taxes	(51)	(4,366)	(662)	306	(3,930)	(595)
Changes in assets and liabilities
Accounts receivable	(15,121)	(10,893)	(1,650)	(13,844)	(5,820)	(882)
Inventory	(53)	234	35	(1,852)	757	115
Prepaid expenses and other current assets	(2,800)	(8,056)	(1,221)	(5,075)	(3,013)	(457)
Amounts due from related parties	11,511	(42,571)	(6,450)	(26,330)	(68,791)	(10,423)
Rental deposits	62	126	19	90	(61)	(9)
Land use rights	-	-	-	(1,989)	-	-
Accounts payable	(1,373)	(864)	(131)	115	1,128	171
Deferred revenues	64,517	68,455	10,372	3,792	7,432	1,126
Accrued expenses and other current liabilities	10,043	5,789	877	19,082	14,628	2,216
Amounts due to related parties	(37,523)	(21,336)	(3,233)	268	(153)	(23)
Income tax payable	5,131	1,503	228	5,472	10,553	1,599
Other taxes payable	2,054	4,476	678	3,892	4,555	690
Unrecognized tax benefit	184	(4,583)	(694)	2,254	(4,036)	(612)
Change in restricted cash	(365)	365	55	(365)	365	55

Net cash provided by operating activities	60,164	14,688	2,223	83,420	61,603	9,333

Investing activities:
Purchase of property and equipment	(6,277)	(4,608)	(698)	(57,071)	(26,859)	(4,070)
Purchase of business, net of cash acquired RMB1,382	-	1,122	170	-	(6,338)	(960)
Deposits paid for acquisition of property and equipment	(13,987)	-	-	(11,371)	(19,792)	(2,999)
Purchase of term deposits	(33,825)	40,971	6,208	(58,813)	1,434	217
Purchase of investments	(6,495)	(1,598)	(242)	(20,578)	(15,016)	(2,275)
Proceeds from the sale of investment	-	-	-	-	3,000	455
Purchase of contractual right	(735)	-	-	(1,235)	-	-
Proceeds from disposal of property and equipment	-	4	1	-	112	17
Net cash provided by/(used in) investing activities	(61,319)	35,891	5,439	(149,068)	(63,459)	(9,615)

Financing activities:
Proceeds from exercise of share options	274	3,315	502	4,163	6,075	920
Prepayment for shares repurchase	-	-	-	-	(1,824)	(276)
Repurchase and cancellation of ordinary shares	(14,740)	(12,070)	(1,829)	(76,634)	(12,393)	(1,877)
Short term loan	(2,117)	(5,725)	(867)	-	31	5
Acquisition of noncontrolling interests	-	-	-	-	(998)	(151)
Cash dividends paid to noncontrolling shareholders	(4,098)	-	-	(14,698)	(1,666)	(252)
Capital contributions by noncontrolling shareholders	735	490	74	1,715	490	74
Net cash used in financing activities	(19,946)	(13,990)	(2,120)	(85,454)	(10,285)	(1,557)

Effect of foreign exchange rate changes	4	(84)	(11)	312	(509)	(77)

CASH AND CASH EQUIVALENTS, beginning of period	224,240	153,988	23,332	353,933	203,143	30,779

CASH AND CASH EQUIVALENTS, end of period	203,143	190,493	28,863	203,143	190,493	28,863

Net increase (decrease) in cash and cash equivalents	(21,097)	36,505	5,531	(150,790)	(12,650)	(1,916)

ChinaEdu Corporation
Reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended
(in thousands, unaudited)	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	95,517	100,977	15,300	354,706	388,842	58,916
Income from operations	19,889	8,978	1,361	79,413	82,040	12,431
Adjustment:
Share-based compensation	1,611	2,079	315	7,416	6,283	952
Amortization	1,281	1,318	200	5,856	5,036	763
Adjusted income from operations (non-GAAP)	22,781	12,375	1,876	92,685	93,359	14,146
Adjusted operating margin (non-GAAP)	23.9%	12.3%	12.3%	26.1%	24.0%	24.0%

ChinaEdu Corporation
Reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended			Twelve Months Ended
(in thousands, unaudited)	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	95,517	100,977	15,300	354,706	388,842	58,916
Net income attributable to ChinaEdu	9,056	6,815	1,032	34,779	39,317	5,958
Adjustment:
Share-based compensation	1,611	2,079	315	7,416	6,283	952
Share-based compensation attributable to the noncontrolling interest	(183)	(140)	(21)	(925)	(913)	(138)
Amortization	1,281	1,318	200	5,856	5,036	763
Adjusted net income attributable to ChinaEdu (non-GAAP)	11,765	10,072	1,526	47,126	49,723	7,535
Adjusted net margin (non-GAAP)	12.3%	10.0%	10.0%	13.3%	12.8%	12.8%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP)
Basic	0.73	0.63	0.096	2.89	3.11	0.471
Diluted	0.67	0.58	0.088	2.69	2.87	0.435

Weighted average aggregate number of ADSs outstanding:
Basic	16,148,719	15,976,963	15,976,963	16,281,535	16,001,441	16,001,441
Diluted	17,589,699	17,267,688	17,267,688	17,506,561	17,336,743	17,336,743